

LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 9. pages.



...ations Limited
03022751
... Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday May 12, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America



SUPPL
PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	28 April, 2003	Company Announcement: Appendix 4C- Quarterly Cash Flow Report
1	8 May, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,



BEN GRAHAM
Office Manager.

dlw 6/19

Occupational & Medical Innovations Limited



A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

Tuesday, 22 April 2003

ASC Company Announcements Office

Occupational & Medical Innovations Limited (OMI) has attached the Quarterly Cash Flow Report (Appendix 4C) for the period to March 31, 2003.

The attention of readers should be drawn to the Company announcement dated April 11, 2003 in which OMI announced that it had completed a share placement which raised $3,110,000. These funds raised are not included in the attached Appendix 4C as the funds were deposited to the Company's account subsequent to the end of the period being reported on.

Notice should also be drawn to Item No 8 of the Appendix 3B lodged on April 11, 2003 which should have stated that correct number of shares the company now has on issue is 26,353,726 after the above capital raising.

David Jenkins
Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN	Quarter ended ("current quarter")
11 091 192 871	March 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (....9...months) $A'000
1.1	Receipts from customers		459	669
1.2	Payments for	(a) staff costs	(149)	(433)
		(b) advertising and marketing	(8)	(40)
		(c) research and development	(62)	(242)
		(d) leased assets	-	-
		(e) other working capital	(279)	(644)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	54
1.5	Interest and other costs of finance paid		(12)	(19)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		27	47
	Net operating cash flows		(9)	(608)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (...9....months) $A'000
1.8	Net operating cash flows (carried forward)	**(9)**	**(608)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(197)	(231)
	(e) other non-current assets	-	(1)
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(197)	(232)
1.14	**Total operating and investing cash flows**	(206)	(840)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(45)	(149)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(45)	(149)
	Net increase (decrease) in cash held	(251)	(989)
1.21	Cash at beginning of quarter/year to date	1 531	2 269
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1 280	1 280

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	151
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	46	46
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	218	331
4.2 Deposits at call	1 062	1 200
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	1 280	1 531

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: .... Date: ..April 26, 2003
David Jenkins (Director)

Print name: David Jenkins

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Limited
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Kiehne
Date of last notice	29/10/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 May 2003
No. of securities held prior to change	9,434,410
Class	Ordinary Shares
Number acquired	Nil
Number disposed	215,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$318,000
No. of securities held after change	9,219,410
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market and donations to registered charities.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


om
LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday May 13, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
MAY 23 2003
WASH. D.C. 187 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	12 May, 2003	Company Announcement: Cutting-Edge Safety Innovation- A World First

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

12 May 2003

ASX Company Announcements Office

We attach a copy of a press announcement that is being issued today.

MEDIA RELEASE **12 MAY 2003**

CUTTING-EDGE SAFETY INNOVATION - A WORLD FIRST

The world's first multi-sized Safety Scalpel with a retractable guard won an Australian Design Award in the industrial design category at last night's (Friday 9 May) Australian Design Awards in Melbourne.

The Awards recognise and reward excellence in Australian product design and innovation.

Invented by Brisbane-based medical device company, Occupational & Medical Innovations Ltd (OMI), the Safety Scalpel is designed to reduce injuries and improve safety for surgeons, healthcare workers and the general public.

Managing Director of OMI Mr Bruce Kiehne said he was enormously proud of what the company had achieved.

"This award recognises our commitment to finding practical, easy-to-use solutions to reduce healthcare workplace deaths and injuries. Vital innovations like our Safety Scalpel and retractable syringe are designed to stop sharps injuries of a serious nature," Bruce said.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

"OMI's Safety Scalpel is a leader in the wave of new products designed to combat risks of sharps injuries and is the only known device which both loads and removes blades in complete safety."

The Safety Scalpel features a blade encased in a protective cartridge that can be attached to either a plastic or stainless steel handle. When in use, the cartridge slides down, exposing the blade but then slides back to completely cover the blade when not in use.

OMI has designed and developed two versions of the Safety Scalpel – one, a totally disposable unit with removable/disposable blade and guard - the other, a metal handle unit with removable/disposable blade and guard.

Mr Kiehne said while needle stick injuries have gained much of the attention, product groups like scalpels and the other safety devices have lagged behind in safety development.

"The scalpel spent two-and-a-half years in design and development," he said.

Already the Safety Scalpel is gaining strong user acceptance and widespread recognition among medical practitioners, including surgeons."

OMI recently signed an agreement with Personna Medical, a division of the American Safety Razor Company, for the exclusive distribution of its innovative Safety Scalpel throughout the USA, Canada, the Caribbean and Mexico.

The OMI story began in 1996 when Bruce's brother-in-law received multiple needle stick injuries when he was cleaning up a church yard. The tragedy inspired Bruce to develop a series of systems that prevent the spread of contagious diseases through contaminated sharps injuries.

OMI is listed on the Australian Stock Exchange.

The company has 12 products at various stages of design and development.

Mr Kiehne said OMI's philosophy was to make the healthcare industry safer by working with healthcare professionals to develop applications tailored to their specific requirements.

"Our solutions are aimed at helping our partners get innovative, practical ideas swiftly and cost effectively into the market place," he said.

This is the first time OMI has won a design award for its medical device innovations.